Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
Financial Statements
Years Ended December 31, 2017 and 2016

Exhibit 99.1

Report of Independent Auditors

To the Management Committee of
Mars Oil Pipeline Company

We have audited the accompanying financial statements of Mars Oil Pipeline Company LLC, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income, members’ capital and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mars Oil Pipeline Company LLC at December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Houston, Texas
February 20, 2018

Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
BALANCE SHEETS
December 31, 2017 and 2016

	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$23,295,156	$17,291,815
Accounts receivable
Related parties	15,726,369	14,048,297
Third parties, net	3,345,952	4,880,461
Materials and supplies inventory	224,264	224,264
Allowance oil, net	4,126,661	2,747,833
Other current assets	851,733	843,377
Total current assets	47,570,135	40,036,047
Property, plant and equipment	300,486,964	299,470,572
Accumulated depreciation	(119,492,479)	(109,367,449)
Property, plant and equipment, net	180,994,485	190,103,123
Advance for operations due from related party	538,000	538,000
Other assets	6,054,854	6,810,230
Total assets	$235,157,474	$237,487,400

LIABILITIES and PARTNERS' CAPITAL
Current liabilities
Accounts payable and accrued liabilities	$557,162	$35,465
Payable to related parties	4,564,210	5,012,242
Total current liabilities	5,121,372	5,047,707

Commitments and contingencies (Note 6 & 8)

Partners' capital	230,036,102	232,439,693

Total liabilities and partners' capital	$235,157,474	$237,487,400

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
STATEMENTS OF INCOME
Years Ended December 31, 2017 and 2016

	December 31,
	2017	2016
Revenue
Related parties	$191,252,314	$166,246,823
Third parties	64,200,542	63,554,224
Total revenue	255,452,856	229,801,047
Costs and expenses
Operations	61,184,407	61,710,945
Maintenance	3,892,738	3,935,176
General and administrative	4,244,373	4,386,618
Depreciation and amortization	10,880,406	11,215,348
Property taxes	2,357,117	1,965,443
Net (gain) from pipeline operations	(691,635)	(163,761)
Total costs and expenses	81,867,406	83,049,769
Operating income	173,585,450	146,751,278
Other income	10,959	24,412
Net Income	$173,596,409	$146,775,690

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
STATEMENTS OF PARTNERS' CAPITAL

	Shell Midstream Partners, L.P. (1)	Shell Pipeline Company LP	BP Offshore Pipelines, Inc. (2)	Total
Partners' capital at December 31, 2015	$69,401,906	$104,102,855	$69,159,242	$242,664,003
Net income prior to September 30, 2016	32,468,794	48,703,190	32,355,266	113,527,250
Cash distributions prior to September 30, 2016	(34,463,000)	(51,694,500)	(34,342,500)	(120,500,000)
Equity transfer on October 3, 2016	47,138,249	(47,138,249)	—	—
Net income after September 30, 2016	16,158,742	7,613,893	9,475,805	33,248,440
Cash distributions after September 30, 2016	(17,739,000)	(8,358,500)	(10,402,500)	(36,500,000)
Partners' capital at December 31, 2016	$112,965,691	$53,228,689	$66,245,313	$232,439,693
Net income prior to December 1, 2017	77,772,867	36,646,063	45,607,545	160,026,475
Cash distributions prior to December 1, 2017	(64,152,000)	(30,228,000)	(37,620,000)	(132,000,000)
Equity transfer on December 1, 2017	59,646,752	(59,646,752)	—	—
Net income after December 1, 2017	9,702,503	—	3,867,431	13,569,934
Cash distributions after December 1, 2017	(31,460,000)	—	(12,540,000)	(44,000,000)
Partners' capital at December 31, 2017	$164,475,813	$—	$65,560,289	$230,036,102

(1) On December 1, 2017, Shell Pipeline Company LP contributed the remaining 22.9% ownership to Shell Midstream Partners L.P. (“SHLX”). As a result of these contributions, SHLX owns a 71.5% interest in the Company.
(2) On October 25, 2017, BP Offshore Pipelines, Inc. contributed its 28.5% membership interest in Mars to BP Midstream Holdings LLC (“BP Holdco”) and BP Holdco then contributed its 28.5% membership interest in Mars to BP Midstream Partners, LP. (NYSE “BPMP”).

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
STATEMENTS OF CASH FLOW

	December 31, 2017	December 31, 2016
Cash flows from operating activities
Net income	$173,596,409	$146,775,690
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,880,406	11,215,348
Net (gain) from pipeline operations	(691,635)	(163,761)
Bad debt expense	(83)	(14,079)
Changes in working capital
(Increase)/decrease in accounts receivable	(143,481)	271,166
(Increase)/decrease in allowance oil	(687,193)	326,630
(Increase) in other assets	(8,356)	(15,648)
(Decrease) in accounts payable and accrued liabilities	(498,312)	(1,367,213)
Net cash provided by operating activities	182,447,755	157,028,133
Cash flows from investing activities
Capital expenditures	(444,414)	—
Net cash used in investing activities	(444,414)	—
Cash flows from financing activities
Distributions to partners	(176,000,000)	(157,000,000)
Net cash used in financing activities	(176,000,000)	(157,000,000)
Net increase in cash and cash equivalents	6,003,341	28,133
Cash and cash equivalents at beginning of the period	17,291,815	17,263,682
Cash and cash equivalents at end of the period	$23,295,156	$17,291,815

Supplemental cash flow disclosures
Change in accrued capital expenditures	$(571,978)	$—

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS

1.Organization and Business

As of June 1, 2017, Mars Oil Pipeline Company changed from a Texas general partnership, formed in 1996, to a Delaware limited liability company (“LLC”), Mars Oil Pipeline Company LLC (“Mars,” “we,” “us,” “our,” the “Company”). It continues to own and operate a pipeline system for the transportation of crude oil from Mississippi Canyon Block 807 in the Gulf of Mexico, offshore Louisiana, to Clovelly, Louisiana. The Mars pipeline system is approximately 163 miles in length and has 16-, 18- and 24-inch diameter lines with mainline capacity of up to 600,000 barrels per day. The pipeline system is regulated by the Federal Energy Regulatory Commission (“FERC”), where applicable, and tariff rates are calculated in accordance with guidelines established by the FERC.
Upon formation, the Company was owned by Shell Pipeline Company LP (“Shell Pipeline,” “Operator”), an indirect wholly owned subsidiary of Shell Oil Company (“Shell Oil”), and BP Offshore Pipelines, Inc. (“BP”), (the “Members”). Each member contributed cash and certain pipeline related assets. In accordance with the LLC agreement, the historical relative sharing ratios between the members for all revenues, costs and expenses were 71.5% to Shell Pipeline and 28.5% to BP.
On October 28, 2014, Shell Pipeline contributed 28.6% ownership interest in the Company to Shell Midstream Partners, L.P. (“SHLX”). On October 03, 2016, Shell Pipeline contributed an additional 20% ownership to SHLX. On December 1, 2017, Shell Pipeline contributed the remaining 22.9% ownership to SHLX. As a result of these contributions, SHLX owns a 71.5% interest in the Company as of December 31, 2017.
On October 25th, 2017, BP contributed its 28.5% membership interest in Mars to BP Midstream Holdings LLC (“BP Holdco”,) and BP Holdco then contributed its 28.5% membership interest in Mars to BP Midstream Partners, L.P. (NYSE: “BPMP”). As a result of these contributions, BPMP owns a 28.5% ownership interest in the Company as of December 31, 2017.
Upon formation, the Company entered into an Operating Agreement (“Operating Agreement”) with Shell Pipeline to operate, on the Company’s behalf, the Mars assets and the Mars Cavern System at Louisiana Offshore Oil Port LLC’s (“LOOP”) Clovelly Storage Terminal, which consists of crude petroleum storage caverns and all ancillary components.

2.	Summary of Significant Accounting Policies

The following significant accounting policies are practiced by the Company and are presented as an aid to understanding the financial statements.
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management believes that the estimates are reasonable.
Cash and Cash Equivalents
Cash and cash equivalents is comprised of cash on deposit at banks.

Exhibit 99.1

Accounts Receivable
Our accounts receivable are primarily from purchasers and shippers of crude oil and, to a lesser extent, purchasers of natural gas liquids and natural gas storage. These purchasers include, but are not limited to refiners, producers, marketing and trading companies and financial institutions that are active in the physical and financial commodity markets. The majority of our accounts receivable relate to our crude oil supply and logistics activities that can generally be described as high volume and low margin activities.
We review all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that we expect will not be fully recovered. We do not apply actual balances against the reserve until we have exhausted substantially all collection efforts. At December 31, 2017 and December 31, 2016, substantially all of our accounts receivable (net of allowance for doubtful accounts) were less than 30 days past their scheduled invoice date. Our allowance for doubtful accounts totaled $0 and $83 at December 31, 2017 and December 31, 2016, respectively. Although we consider our allowance for doubtful accounts to be adequate, actual amounts could vary significantly from estimated amounts.
Allowance Oil
A loss allowance factor of 0.1% to .015% per transported barrel is incorporated into applicable crude oil tariffs to offset evaporation and other losses in transit. Allowance oil represents the net difference between the tariff product loss allowance (“PLA”) volumes and the actual volumetric losses. We take title to any excess loss allowance when product losses are within an allowed level, and we convert that product to cash periodically at prevailing market prices. Crude oil is also stored within the Mars Oil Pipeline system in an underground cavern (the “Mars Cavern”). Gains and losses related to the Mars Cavern, including a standard loss accrual of 0.05% of net crude oil receipts, also cause the allowance oil balance to decrease.
Allowance oil is valued at cost using the average market price for the relevant type of crude oil during the month product was transported. At the end of each reporting period, we assess the carrying value of our allowance oil and make any adjustments necessary to reduce the carrying value to the applicable net realizable value. Management records estimated losses expected to arise upon emptying the Mars Cavern, derived from historical net losses. Management accrued the estimated losses at 0.05% beginning in July 2014 based upon historical estimates. As a result, allowance oil as presented on balance sheet at December 31, 2017 and December 31, 2016 included net cavern loss accruals of approximately $0 and $551,800, respectively. On December 29, 2017, the cavern was emptied and therefore no additional accrual was needed at year-end.
Gains and Losses from Pipeline Operations
The Company experiences volumetric gains and losses from its pipeline operations that may arise from factors such as shrinkage, or measurement inaccuracies within tolerable limits. Gains and losses are presented net in the Statements of Income caption “Net (gain) loss from pipeline operations.”
Property, Plant and Equipment
Property, plant and equipment is stated at its historical cost of construction, or, upon acquisition, at either the fair value of the assets acquired or the cost to the entity that placed the asset in service. Expenditures for major renewals and betterments are capitalized while minor replacements, maintenance and repairs which do not improve or extend asset life are expensed when incurred. For constructed assets, all construction-related direct labor and material costs, as well as indirect construction costs are capitalized. Gains and losses on the disposition of assets are recognized in the Balance Sheet against the accumulated depreciation unless the retirement was an abnormal or extraordinary item.
The Company computes depreciation using the straight-line method based on estimated economic lives. The Company has historically computed depreciation using the straight-line method based on estimated economic lives prescribed by the FERC, which are 30 years for right of way, line pipe, line pipe fittings, pipeline construction, buildings, pumping equipment, other station equipment, oil tanks and delivery facilities; 20 years for office furniture and equipment; 15 years for communication systems and other work equipment; and 5 years for vehicles. The Company applies composite depreciation rates to functional groups of property having similar economic characteristics. These rates have historically ranged from 3.33% to 20%.
In late 2017, the Company contracted an independent energy consulting firm to perform a depreciation study which provided new average remaining lives for the current property, plant and equipment held by the Company.  The results of the study have been reviewed and approved by FERC, and show the following new average remaining lives: 18 to 23 years for right of way, line pipe, line pipe fittings, pipeline construction; 12 to 15 years for buildings, pumping equipment, other station equipment, office furniture and equipment; 5 to 8 years for communication systems, vehicles and other work equipment (Oil Tanks and delivery facilities are no longer applicable to the Company).  The new composite depreciation rates range from 1.8% to 13.3%.  The Company evaluated

Exhibit 99.1

the impact to our financial statement for 2017 to be $67,196 less in depreciation expense.  We expect depreciation expense in future years to decrease by approximately $800,000 from its historical amounts.
Impairment of Long-lived Assets
Long-lived assets of identifiable business activities were evaluated for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the undiscounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. We determined that there were no asset impairments in the years ended December 31, 2017 or 2016.
Asset Retirement Obligations
Asset retirement obligations represent legal and constructive obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the asset. We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses at fair value on a discounted basis when they are incurred and can be reasonably estimated. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when settled at the time the asset is taken out of service.
We continue to evaluate our asset retirement obligations and future developments could impact the amounts we record. The demand for our pipelines depends on the ongoing demand to move crude oil through the system. Although individual assets will be replaced as needed, our pipelines will continue to exist for an indefinite useful life. As such, there is uncertainty around the timing of any asset retirement activities. As a result, we determined that there is not sufficient information to make a reasonable estimate of the asset retirement obligations for our assets and we have not recognized any asset retirement obligations as of December 31, 2017 and 2016.
Other Current Assets
The Company has entered into a rental agreement with LOOP, an affiliate of Shell Pipeline, for the terminalling of crude oil in the Mars Cavern System, which is renewed annually. The rental expense of $1,269,244 and $1,249,417 for the rental agreement is included in the accompanying Statements of Income within “Operations” for December 31, 2017 and December 31, 2016, respectively. The expense for 2018 and 2019 is included in the table for future minimum lease payments in Footnote 6- Lease Commitments. At December 31, 2017 and 2016, the prepaid rent on the cavern lease of $851,733 and $843,377 was included in “Other current assets” within the accompanying Balance Sheets.
The Company paid $1,724,373 in total during 2012 and 2013 to install piping modifications at the LOOP facility so that several caverns, including the leased caverns, can utilize a specific delivery meter.  The costs associated with the piping modifications were deferred and were amortized over 3 years, the remainder of the lease term of the caverns benefiting from this project.   Amortization expense is included in the accompanying Statements of Income as “Depreciation and Amortization.” Amortization expense of $0 and $478,992 was recorded for the years ended December 31, 2017 and December 31, 2016, respectively. The lease was fully amortized as of December 31, 2016.
Other Assets
During 2015 the Company paid $7,553,757 to LOOP for replacing a Brine pipeline (also known as the “Brine String Project”) owned by LOOP.  The Company was contractually obligated to make capital improvements to the asset as part of the terms of the operating agreement with LOOP.  The costs associated with the Brine String Project have been deferred and amortized over 10 years. Amortization expense is included in the accompanying Statements of Income as “Depreciation and Amortization.”  Amortization expense of $755,376 and $755,376 was recorded for the year ended December 31, 2017 and December 31, 2016.

Exhibit 99.1

Transportation Revenue
In general, we recognize revenue from customers when all of the following criteria are met: 1) persuasive evidence of an exchange arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price is fixed or determinable; and 4) collectability is reasonably assured. We record revenue for crude oil transportation services over the period in which they are earned (i.e., either physical delivery of product has taken place or the services designated in the contract have been performed). Revenue from transportation services is recognized upon delivery.
Income Taxes
The Company has not incurred U.S. federal income tax expense as a limited liability company treated as a membership under provisions of the Internal Revenue Code, is not subject to such tax.  Rather, each member includes its allocated share of the Company’s income or loss on its own federal income tax return.  The Company could be subject to state income and/or franchise taxes in the states in which it operates.  The Company is also responsible for various state property and ad valorem taxes, which are recorded in the Statements of Income as “Property taxes.”
On December 22, 2017, the Tax Cuts and Jobs Act bill was enacted, which includes a broad range of tax reform legislation affecting businesses, including reducing the corporate tax rate, changes to business deductions and sweeping changes to international tax provisions.  The Company analyzed these impacts and believes that the impacts would be on the members of the entity and not the entity itself.  As such, no adjustment was made to the financial statements in relation to tax reform.
Fair Value of Financial Instruments
Assets and liabilities requiring fair value presentation or disclosure are measured using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and disclose such amounts according to the quality of valuation inputs under the following hierarchy:
Level 1: Quoted prices in an active market for identical assets or liabilities.
Level 2: Inputs other than quoted prices that are directly or indirectly observable.
Level 3: Unobservable inputs that are significant to the fair value of assets or liabilities.

The fair value of an asset or liability is classified based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement, or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.
The carrying amounts of our accounts receivable, other current assets, accounts payable, accrued liabilities and payables to related parties approximate their carrying values due to their short-term nature.
Nonrecurring Fair Value Measurements - Fair value measurements are applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which includes the determination of the fair value for impairment of our long-lived assets.
Concentration of Credit and Other Risks
A significant portion of the Company’s revenues and receivables are from related parties as well as certain other oil and gas companies. Although collection of these receivables could be influenced by economic factors affecting the oil and gas industry, the risk of significant loss is considered by management to be remote.
The following table shows revenues from third and related parties that accounted for a 10% or greater share of “Total revenue” for the indicated years.

	December 31,
	2017		2016
Shipper A*	132,326,693	51.8%	124,024,204	54.0%
Shipper B*	58,925,621	23.1%	42,222,619	18.4%
Shipper C**	28,343,302	11.1%	26,523,714	11.5%
* Related Party Shipper
**Third Party Shipper

Exhibit 99.1

The following table shows receivables from third and related parties that accounted for a 10% or greater share as of December 31, 2017 and 2016.

	December 31,
	2017		2016
Shipper A*	10,901,184	57.2%	9,607,947	50.8%
Shipper B*	4,463,817	23.4%	4,424,785	23.4%
Shipper C**	1,174,310	6.2%	1,887,923	10.0%
* Related Party Shipper
**Third Party Shipper

Development and production of crude in the service area of the pipeline are subject to, among other factors, prices of crude and federal and state energy policy, none of which are within the Company’s control.
We have concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). We monitor the financial health of the bank and have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk. As of December 31, 2017 and 2016 we had $23,045,156 and $17,041,815 in cash and cash equivalents in excess of FDIC limits, respectively.
Comprehensive Income
The Company has not reported comprehensive income due to the absence of items of other comprehensive income in the periods presented.
3. Recent Accounting Pronouncements

Standards Not Adopted as of December 31, 2017
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which superseded nearly all existing revenue recognition guidance under GAAP. The ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The update is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017. The update allows for either “full retrospective” adoption, meaning the standard is applied to all of the periods presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements. We adopted the requirements of the new standard January 1, 2018 under the modified retrospective transition method through a cumulative effect transition adjustment to equity.
We performed a review of all our revenue contracts to evaluate the effect of the new standard on our revenue recognition practices. As a result of adoption of the new standard on January 1, 2018, Mars will recognize a cumulative effect transition adjustment related to its transportation and dedication agreement and use the method of recognition over time as a stand-ready obligation. The transaction price to be used in the rate calculation is still under review. We have also completed the evaluation of new disclosure requirements and identification of impacts to our business processes, systems and controls to support recognition and disclosure under the new guidance.
In February 2016, the FASB issued ASU 2016-02 to Topic 842, Leases, which requires lessees to recognize assets and liabilities for leases with lease terms greater than twelve months in the statement of financial position. We have formed a project team to evaluate and implement the new standard, including cataloging our existing lease contracts. We plan to adopt this new standard on January 1, 2019 and are currently evaluating its impact to our consolidated financial statements and related disclosures.
4. Property, Plant and Equipment
Property, plant and equipment consisted of the following at December 31, 2017 and December 31, 2016:

Exhibit 99.1

	December 31,
	2017	2016
Rights-of-way	$10,384,612	$10,384,612
Buildings	4,494,443	4,494,443
Line pipe, equipment and other pipeline assets	283,939,925	283,939,925
Office, communication and data handling equipment	651,592	651,592
Construction work-in progress	1,016,392	—
	300,486,964	299,470,572

Accumulated depreciation	(119,492,479)	(109,367,449)
Total property, plant and equipment, net	$180,994,485	$190,103,123
Depreciation expense on property, plant and equipment of $10,125,030 and $9,980,980 and is included in “Depreciation and amortization” in the accompanying Statements of Income for the years ended December 31, 2017 and December 31, 2016, respectively.
5. Related Party Transactions

The Company derives a significant portion of its transportation and allowance oil revenues from related parties, which are based on published tariffs and contractual agreements, and amounted to $191,252,314 and $166,246,823 for the years ended December 31, 2017 and December 31, 2016, respectively. All such transactions are considered to be within the ordinary course of business. At December 31, 2017 and December 31, 2016, the Company had affiliate receivables of $15,726,369 and $14,048,297, respectively.
The Company has no employees and relies on the Operator to provide personnel to perform daily operating and administrative duties on behalf of the Company. In accordance with the terms of the Operating Agreement, the Operator has charged the Company for expenses incurred on behalf of the Company in amounts of $9,659,674 and $9,208,097 for the years ending December 31, 2017 and December 31, 2016, respectively, which are included in “Operations,” “Maintenance,” and “General and administrative” within the accompanying Statements of Income. Payments made by Shell Pipeline on behalf of the Company for capital projects totaled $1,016,392 and $0 for years ended December 31, 2017 and December 31, 2016, respectively.
Substantially all expenses incurred by the Company are paid by Shell Pipeline on the Company’s behalf. At December 31, 2017 and December 31, 2016, the Company owed $402,185 and $396,359 respectively, to reimburse Shell Pipeline for these expenses. At December 31, 2017 and December 31, 2016, the Company had a receivable balance of $538,000 from Shell Pipeline which is comprised of advance payments made by the Company to Shell Pipeline to fund operating expenses. This balance is included in “Advance for operations due from related party” which is included in the accompanying Balance Sheets.
Employees who directly or indirectly support our operations participate in the pension, postretirement health and life insurance, and defined contribution benefit plans sponsored by Shell Oil, which includes other Shell Oil subsidiaries. Our share of pension and postretirement health and life insurance costs for the years ended December 31, 2017 and December 31, 2016 was $486,021 and $508,983, respectively. Our share of defined contribution plan costs for the same periods was $192,915 and $202,408, respectively. Pension and defined contribution benefit plan expenses are included in “General and administrative cost and expenses” in the accompanying Statements of Income.
The Company has several lease agreements with a related party for cavern space. At December 31, 2017 and December 31, 2016, the Company owed $3,586,963 and $4,615,882 respectively, to LOOP for these expenses. At December 31, 2017 and 2016, payments made to our related party for costs associated with cavern operations and usage were $54,139,320 and $52,507,076 respectively and are included primarily in “Operations cost and expenses” within the accompanying Statements of Income.
The Company also has a lease agreement with a related party for usage of space located at the West Delta 143 “A” and “C” offshore platform. At December 31, 2017 and December 31, 2016, the Company owed $575,062 and $0, respectively, for these expenses. At December 31, 2017 and 2016, payments made to our related party for costs associated with the Lease of Platform Space (“LOPS”) and Common Facility Fees (“CFF”) at West Delta 143 “A” and “C” were $5,022,702 and $10,493,623, respectively.
For further discussion of the lease arrangements with our related parties, refer to the Lease Commitments footnote.

Exhibit 99.1

6. Lease Commitments

Effective April 1, 1996, the Company entered into an agreement to lease usage of offshore platform space located at West Delta 143 “A” platform from affiliates of Shell Oil and BP. The term of the lease is ninety-nine years and is cancelable at the discretion of either the Company or the lessors by giving six month notice of such cancellation. The agreement requires annual minimum lease payments of $1,322,700 for LOPS and $32,800 for Drag Reducing Agent (“DRA”), adjusted annually based on the Wage Index Adjustment, as published by the Council of Petroleum Accountants Society. In June 2014, the agreement was amended to include the leasing of platform space located at West Delta 143 “C” platform. The amendment requires an added minimum lease payment of $1,159,950 per year adjusted annually based on the Wage Index Adjustment. Additionally, the Company is obligated to pay certain CFF. Total expenses incurred under the agreement for LOPS, inclusive of rentals and CFF, in December 31, 2017 and December 31, 2016 were $5,022,702 and $10,493,623, respectively. Total amounts owed to related parties relating to the agreement for LOPS, inclusive of rentals and CFF, in December 31, 2017 and December 31, 2016 were $575,062 and $0, respectively.
Effective June 10, 1994, the Company entered into a lease agreement to use a cavern owned by LOOP as a crude oil storage facility where LOOP shall receive and store Mars crude petroleum on a continuous basis. The initial lease term of the agreement ended December 31, 2011, and will continue for four separate five year terms through 2031. Mars is currently in the second year of a second term five year lease extension; set to expire October 31, 2022, with an additional automatic extension for one more term. The agreement is cancellable at the discretion of the Company by giving notice of termination not less than one year prior to the end of the initial term or any subsequent term of the lease. The terms of the agreement require an annual prepayment of the lease amount; these payments were $1,277,600 and $1,265,066 in 2017 and 2016, respectively. The annual rental expense for the years ending December 31, 2017 and December 31, 2016 were $1,269,244 and $1,249,417, respectively. The agreement also requires an annual fixed base service fee in addition to variable charges based on throughput. The agreement requires a minimum base service fee of $400,000 per year adjusted by the change in the Gross Domestic Project-Implicit Price Deflator (“GDP-IPD”) as published by the United States Government. The 2017 adjusted minimum base service fee payment under the agreement was $580,479.
Effective March 11, 2011, Mars entered into an agreement with LOOP to lease additional cavern space for crude oil storage for a period of one month, with an option to renew the agreement on a monthly basis if the following conditions are met: (a) if LOOP elects to offer to renew the agreement for another month term; and (b) if Mars elects to accept LOOP’s offer, it shall do so in writing not later than 35 days before the first day of such renewal term. The 2011 agreement requires a fixed fee of $1,200,000 per month. The lease has been continually renewed since inception and was amended as of November 1, 2014 such that the term of the agreement remained in effect through October 31, 2016. Effective November 1, 2016, Mars entered into a new agreement with LOOP to continue leasing cavern space for crude oil storage. The primary term of the agreement is a one year commitment to lease the cavern space from November 1, 2016 through August 31, 2017, at a cost of $1,200,000 per month, plus CFF. The Company elected not to extend the terms of this agreement and exited the cavern by August 31, 2017. Total expenses at December 31, 2017 and December 31, 2016, were $9,600,000 and $14,400,000, respectively, exclusive of the minimum service fees.
All lease agreements that we have entered into are classified as operating leases. As of December 31, 2017, future minimum payments (in millions) related to these leases were estimated to be:

($ in millions)	*	Operating Leases for Platforms	Operating Leases for Caverns	Total
2018		$1.68	$1.67	$3.35
2019		—	1.67	1.67
2020		—	1.67	1.67
2021		—	1.67	1.67
2022		—	—	—
Thereafter		—	—	—
Total future minimum lease payments		$1.68	$6.68	$8.36
* Lease payments adjust annually based on the Wage Index Adjustment, as published by the Council of Petroleum Accountants Society.
7. Environmental Remediation Costs

We are subject to federal, state, and local environmental laws and regulations. We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental

Exhibit 99.1

issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are probable and reasonably estimable. Total expenses at December 31, 2017 and December 31, 2016, were $0 for environmental clean-up costs.
8. Commitments and Contingencies

In the ordinary course of business, the Company is subject to various laws and regulations, including regulations of the FERC. In the opinion of management, the Company is in compliance with existing laws and regulations and is not aware of any violations that will materially affect the financial position, results of operations, or cash flows of the Company. We are subject to several lease agreements which are accounted for as operating leases and the minimum lease payments over the next five years are disclosed in Footnote 6-Lease Commitments.

9. Subsequent Events

In preparing the accompanying financial statements, we have reviewed events that have occurred after December 31, 2017 up until February 20, 2018, which is the date of the issuance of the financial statements. Any material subsequent events that occurred during this time have been properly disclosed in the financial statements.